Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Red Robin Gourmet Burgers, Inc.:

We consent to the use of our reports dated February 26, 2019, with respect to the consolidated balance sheets of the Company as of December 30, 2018 and December 31, 2017, and the related consolidated statements of operations and comprehensive income(loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 30, 2018, and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 30, 2018, which reports appear in the December 30, 2018 annual report on Form 10-K of Red Robin Gourmet Burgers, Inc.

Our report refers to a change in method of accounting for revenue from contracts with customers in 2018.

/s/ KPMG LLP

Denver, Colorado
June 12, 2019